UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72167 / May 15, 2014

Admin. Proc. File No. 3-15780

In the Matter of

NEWNAN COWETA BANCSHARES, INC.,
PROPER POWER AND ENERGY INC.,
UVUMOBILE, INC.,
WGNB CORP., and
YOUBLAST GLOBAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Newnan Coweta Bancshares, Inc., Proper Power and
Energy Inc., uVuMobile, Inc., WGNB Corp., or YouBlast Global, Inc., and the Commission has
not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Newnan Coweta Bancshares, Inc., Proper Power and
Energy Inc., uVuMobile, Inc., WGNB Corp., and YouBlast Global, Inc. The order contained in

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[1]   17 C.F.R. § 201.360(d).

[2]   *Newnan Coweta Bancshares, Inc., Proper Power and Energy Inc., uVuMobile, Inc., WGNB
Corp., and YouBlast Global, Inc*., Initial Decision Rel. No. 584 (Apr. 2, 2014), 108 SEC Docket
12, 2014 WL 1365984. The stock symbols and Central Index Key numbers are: NWCB and
1157282 for Newnan Coweta Bancshares, Inc.; PPWE and 1357939 for Proper Power and
Energy Inc.; UVUM and 1089525 for uVuMobile, Inc.; WGNB and 1115568 for WGNB Corp.;
and YBLT and 1131166 for YouBlast Global, Inc.

that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Newnan Coweta Bancshares, Inc., Proper Power and Energy Inc., uVuMobile, Inc., WGNB Corp., and YouBlast Global, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn M. Powalski
Deputy Secretary

INITIAL DECISION RELEASE NO. 584
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15780

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
NEWNAN COWETA BANCSHARES, INC.,	:	INITIAL DECISION MAKING
PROPER POWER AND ENERGY INC.,	:	FINDINGS AND REVOKING
UVUMOBILE, INC.,	:	REGISTRATIONS BY DEFAULT
WGNB CORP., and	:	April 2, 2014
YOUBLAST GLOBAL, INC.	:	

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Newnan Coweta Bancshares, Inc. (NWCB), Proper Power and Energy Inc. (PPWE), uVuMobile, Inc. (UVUM), WGNB Corp. (WGNB), and YouBlast Global, Inc. (YBLT) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on March 11, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by March 15, 2013.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

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[1] The short form of each issuer's name is also its stock symbol.

[2] Each Respondent was served with the OIP by USPS Express Mail delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

II. FINDINGS OF FACT

NWCB (CIK No. 1157282)[3] is a dissolved Georgia corporation located in Newnan, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NWCB is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $5,400,000 for the prior nine months. As of March 6, 2014, the common stock of NWCB was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") (OTC Link), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PPWE (CIK No. 1357939) is a forfeited Delaware corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PPWE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $156,086 for the prior nine months. As of March 6, 2014, the common stock of PPWE was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UVUM (CIK No. 1089525) is a void Delaware corporation located in Duluth, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UVUM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of $6,216,210 for the prior year. As of March 6, 2014, the common stock of UVUM was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

WGNB (CIK No. 1115568) is a dissolved Georgia corporation located in Carrollton, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WGNB is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $54,937,562 for the prior nine months. As of March 6, 2014, the common stock of WGNB was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

YBLT (CIK No. 1131166) is a void Delaware corporation located in Miami Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). YBLT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $4,003,489 for the prior nine months. As of March 6, 2014, the common stock of YBLT was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Newnan Coweta Bancshares, Inc., is REVOKED;

the REGISTRATION of the registered securities of Proper Power and Energy Inc., is REVOKED;

the REGISTRATION of the registered securities of uVuMobile, Inc., is REVOKED;

the REGISTRATION of the registered securities of WGNB Corp. is REVOKED; and

the REGISTRATION of the registered securities of YouBlast Global, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]

_____
Carol Fox Foelak
Administrative Law Judge

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[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013).